  Exhibit 99.1

Fury Drills High-Grade Mineralization from Step-Out Exploration at Eau Claire; Deposit Footprint Extended 600 Metres East

Toronto, Canada – March 30, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results from three additional exploration drill holes targeting a 550 to 660-metre (m) extension from the known resource at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec (Figure 1). Drill hole 21EC-007 intercepted 1.0m of 15.3 g/t gold (Au) and drill hole 21EC-010 intercepted 1.5m of 8.8 g/t gold. This mineralization is situated within the same structure that intercepted 3.0m of 2.59 g/t gold from 21EC-006 (refer to news release dated January 25th, 2021) and collectively these holes have significantly expanded the deposit footprint at Eau Claire.

“Our initial drill program at Eau Claire was designed to survey and test areas of potential expansion at the deposit and on the immediate deposit trend,” commented Mike Timmins, President and CEO of Fury. “We are only a quarter of the way through the program and we have already determined that Eau Claire extends at least 600 metres down plunge. In addition, we intersected a second gold-bearing structure at depth, which we believe to be associated with the Snake Lake surface target. We expect to release more infill drill results in the coming weeks, as well as introduce our drill plan for the West Gap area, to potentially extend Eau Claire to the west.”

Table 1: Target B Panel Drill Results
Hole ID	From	To	Length (m)	Au (g/t)
20EC-006*	643.0	651.0	8.0	1.21
	648.0	651.0	3.0	2.59
21EC-007	858.0	859.0	1.0	15.30
21EC-010	589.0	590.5	1.5	1.41
	781.0	782.5	1.5	1.03
	821.5	823.0	1.5	8.83
	1069.5	1071.0	1.5	6.43
21EC-014	No Significant Intersections
Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time. Main intervals - no less than 2.0m of >= 1.0 g/t Au, maximum consecutive dilution 2.0m; Sub-intervals - no less than 1.0m of >= 1.0 g/t Au, maximum consecutive dilution 2.0m*Previously Release – Refer to news release dated January 25, 2021

Down Plunge Deposit Expansion Exploration Drilling
This portion of the drill program is specifically focused on testing a 1 kilometre (km) down-plunge extension to the Eau Claire deposit. The results from the first four holes within the Target B panel are presented above in Table 1 and demonstrate the potential to expand the deposit down plunge along the main Eau Claire structure (Figure 2). Fury’s technical team is highly encouraged by these widely spaced initial drill results into Target B as the Company has confirmed continuity of high-grade gold mineralization 550m to 650m away from the resource at Eau Claire.

“The presence of high-grade mineralization in two of four initial drill holes into the Target B panel demonstrates the potential to significantly expand the deposit down plunge. We are looking forward to the results from the Target A and Target C panels so we can focus the second phase of drilling into the strongest mineralization and refine our targeting. The technical team is planning on drill testing a number of high priority targets near the deposit to ensure that drill metres will be allocated to areas that offer the highest probability of expanding the resource base; we look forward to starting that process along the Snake Lake corridor in the coming weeks,” stated Michael Henrichsen, SVP, Exploration of Fury.

Figure 1: Illustrates the position of the gold intersections from the Target B panel area located 550m to 650m down plunge from the resource at the Eau Claire deposit.

Fury expects to receive results from two holes drilled into Target C and three holes drilled into Target A in the next several weeks to put into context the initial phase of drilling into the 1km down plunge extension. Based on the results from the A, B and C panels, Fury will plan a second phase of exploration drilling with the intent on focusing on the most robust portion of the mineralized system.

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Snake Lake Target
The deepest significant gold intercept of 1.5m of 6.43 g/t gold (Hole 21EC-010) from the Target B panel is located on the same structural and stratigraphic position as the Snake Lake mineralization along a volcanic-sediment contact (Figure 2). This intercept is located approximately 1,100m down plunge from the nearest Snake Lake drilling and has significantly opened up the exploration potential along the Snake Lake structural corridor. The Company plans to drill three holes that offset shallow historical intercepts of 2.65m of 13.24 g/t gold, 1.5m of 12.2 g/t gold and 2.0m of 6.62 g/t gold with 150m to 300m offsets down plunge back toward the deep intercept in drill hole 21EC-010 (Figure 3).

Eau Claire – Target B Deposit Extension

Cross Section - Looking West

B'
Eau Claire
Snake Lake
B
850
450
B
B'
0
500
21EC-006
1.21 g/t Au over 8m
incl. 2.59 g/t Au over 3m
21EC-010
1.03 g/t Au over 1.5m
8.83 g/t Au over 1.5m
21EC-007
15.3 g/t Au over 1m
21EC-010
6.43 g/t Au over 1.5m
Legend
Fury Drill Hole
Historical Drill Holes
Veins
2018 Resource Model
Geology
Tonalite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic
Basalt Flow
Eau Claire Structure
Snake Lake Structure
250 m

Figure 2: Illustrates the gold intersections from the Target B panel are situated along the same structural plane as the Eau Claire deposit.

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Snake Lake – Planned Drill Holes

Long Section - Looking North

ER16-592
12.2 g/t Au over 1.5m
2.38 g/t Au over 6.7m
incl. 4.88 g/t Au over 2.1m
ER17-798
6.62 g/t Au over 2m
S
S'
-200
ER17-795
5.62 g/t Au over 1m
ER17-796
13.24 g/t Au over 2.65m
1.21 g/t Au over 6m
incl. 4.56 g/t Au over 1.05m
-100
0
Inferred Plunge
100
100 m
Eau Claire
Snake Lake
S
S'
Legend
Fury Planned Drill Hole
Historical Drill Holes
Geology
Tonalite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic
Basalt Flow
Historical Drill Intercepts Au g/t
10
5
2.5
1
Inferred Interpolated Au g/t*m
2.5
1
0.75

Figure 3: Illustrates the drill array in relation to historical drilling for the upcoming Snake Lake drill program located 1.5km East of the Eau Claire deposit.

Analytical samples from the 2020 and 2021 program were taken by sawing NQ diameter core into equal halves on site with one half being sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical drill samples at Snake Lake were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

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About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or “forward-looking statements” within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identififed by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may", “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release includes information relating to Fury's exploration drill programs at its Eau Claire deposit, including with respect to the potential resources in Targets A, B and C, Fury’s growth plans and the future and growth and development of Fury’s mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

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Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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